Exhibit 99.51

ORION MINE FINANCE ANNOUNCES EQUITY INVESTMENT IN I-80 GOLD CORP.

TORONTO, ONTARIO — October 15, 2021 — Orion Mine Finance announced today that Orion Mine Finance Fund III LP, a limited partnership managed by Orion Mine Finance Management III LLC (collectively, “Orion”), entered into a subscription agreement (the “Subscription Agreement”) with i-80 Gold Corp. (“i-80”) pursuant to which Orion purchased 7,500,000 newly issued common shares of i-80 (“Common Shares”) for aggregate gross proceeds of C$19,650,000 or approximately C$2.62 per Common Share (the “Private Placement”). The Private Placement was made in connection with other proposed financing arrangements between Orion and i-80. Orion and i-80 previously entered into a previously announced non-binding term sheet with respect to a financing package to provide acquisition financing to i-80 in connection with i-80’s acquisition of the Ruby Hill Mine in Nevada (the “Financing Transactions”). The Financing Transactions are contemplated to include a mix of equity and convertible securities, warrants as well as secured instruments, and has a target size of US$140 million with an additional US$100 million potentially available via an accordion feature. Closing of the Financing Transactions is subject to the completion of due diligence by Orion, the negotiation and execution of mutually satisfactory definitive documentation and i-80’s acquisition of the Ruby Hill Mine. Further information in respect of the Financing Transactions is contained in i-80’s press releases dated September 7, 2021 and October 8, 2021, copies of which can be found under the SEDAR profile of i-80 at www.sedar.com.

The Private Placement was completed in connection with a larger non-brokered private placement of i-80 pursuant to which i-80 sold an aggregate of 39,041,515 Common Shares at a price of C$2.62 per Common Share (collectively with the Private Placement, the “Transaction”). Further information in respect of the Transaction is contained in i-80’s press release dated October 14, 2021, a copy of which can be found under the SEDAR profile of i-80 at www.sedar.com. In addition to the 7,500,000 Common Shares acquired by Orion pursuant to the Subscription Agreement, Orion has agreed that the transfer fee payable on the disposition by i-80 of its interest in the South Arturo properties under the offtake agreement between, among others, i-80 and an affiliate of Orion, may be satisfied by the issuance of an additional 839,799 Common Shares at the price of C$2.62 per Common Share (the “Additional Common Shares”) provided that closing of the Financing Transactions occurs on or prior to December 14, 2021.

Pursuant to the terms of a letter agreement entered into between Orion and i-80 concurrent with execution of the Subscription Agreement, and subject to the requirements of the Toronto Stock Exchange (the “TSX”), in the event that the Financing Transactions are not completed by December 14, 2021, Orion will receive, by way of standby-fee, warrants to purchase 2,750,000 Common Shares (the “New Warrants”) at a purchase price per Common Share equal to the greater of (i) C$3.275 and (ii) the lowest price permitted by the requirements of the TSX, that will be exercisable for a period of three years from the date that the New Warrants are issued.

Immediately prior to the Transaction, Orion Mine Finance Fund II LP, a limited partnership managed by Orion Mine Finance Management II Limited, an affiliate of Orion (collectively, the “Orion Group”), owned 15,401,910 Common Shares and warrants to purchase 1,800,000 Common Shares, representing approximately 8.93% of i-80’s issued and outstanding Common Shares on a partially diluted basis (based on there being 190,831,146 Common Shares issued and outstanding and assuming exercise in full of its warrants).

Immediately following the closing of the Transaction and without giving effect to the Additional Common Shares or the New Warrants, the Orion Group owned 22,901,910 Common Shares and continued to own warrants to purchase 1,800,000 Common Shares, representing approximately 10.66% of i-80’s issued and outstanding Common Shares on a partially diluted basis (based on there being 229,872,661 Common Shares issued and outstanding immediately following the Transaction and assuming exercise in full of its warrants). In the event the Additional Common Shares are issued (in which case the New Warrants will not be issued), the Orion Group would own 23,741,709 Common Shares and continue to own warrants to purchase 1,800,000 Common Shares, representing approximately 10.99% of i-80’s issued and outstanding Common Shares on a partially diluted basis (based on there being 229,872,661 Common Shares issued and outstanding immediately following the Transaction and assuming exercise in full of its warrants). In the event the New Warrants are issued (in which case the Additional Common Shares will not be issued), the Orion Group would own 22,901,910 Common Shares and warrants to purchase 4,550,000 Common Shares, representing approximately 11.71% of the issued and outstanding Common Shares on a partially diluted basis (based on there being 229,872,661 Common Shares issued and outstanding immediately following the Transaction and assuming exercise in full of its warrants, including the New Warrants).

Orion will acquire the Common Shares and any Additional Common Shares or New Warrants for investment purposes. Other than in connection with the Financing Transactions, the Orion Group has no current plan or intentions which relate to, or would result in, acquiring additional securities of i-80, disposing of securities of i-80, or any of the other actions requiring disclosure under the early warning reporting provisions of applicable securities laws. Depending on market conditions, the Orion Group’s view of i-80’s prospects and other factors the Orion Group considers relevant, the Orion Group may acquire additional securities of i-80 from time to time in the future, in the open market or pursuant to privately negotiated transactions, or may sell all or a portion of its securities of i-80.

This news release is being issued under the early warning reporting provisions of applicable securities laws. An early warning report with additional information in respect of the foregoing matters will be filed and made available under the SEDAR profile of i-80 at www.sedar.com. To obtain a copy of the early warning report, you may also contact Dov Lader, Deputy General Counsel of Orion Resource Partners (USA) LP at 212-596-3467. Orion Mine Finance Management III LLC’s address is 251 Little Falls Drive, Wilmington, Delaware, USA, 19808. Orion Mine Finance Management II Limited’s address is Cumberland House, 7th Floor, 1 Victoria Street, Hamilton HM11 Bermuda. i-80’s head office is located at 666 Burrard Street, Suite 2500, Park Place, Vancouver, BC, V6C 2X8.

Forward-Looking Information

Certain statements in the press release are forward-looking statements and are prospective in nature, including statements with respect to the completion of the Financing Transactions, the receipt of the Additional Common Shares or the New Warrants and the Orion Group’s future intentions regarding the securities of i-80. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Such forward-looking statements should therefore be construed in light of such factors, and the Orion Group is not under any obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.